My Virtual Physician, Inc.

Financial Statements and Report

February 7, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
My Virtual Physician, Inc.

We have reviewed the accompanying financial statements of My Virtual Physician, Inc. (the Company), which comprise the balance sheet as of February 7, 2024, and the related statements of income, shareholders' equity, and cash flows for the period (as of inception on February 7, 2024) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of My Virtual Physician, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has yet to receive financing or begin operations and has stated that doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 15, 2024

Assets		
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Shareholders' Equity		
Liabilities		
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Shareholders' Equity		
Common stock, authorized 100 shares; zero shares issued and outstanding; $0.001 par value per share		-
Total Shareholders' Equity		-
Total Liabilities & Shareholders' Equity	$	-

My Virtual Physician, Inc.
Statement of Income (Unaudited)

For the period (as of inception on February 7, 2024) ended February 7, 2024

Operating Expenses		
Salaries and wages	$	-
Total Operating Expenses		-
Net Income (Loss)	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

My Virtual Physician, Inc.
Statement of Shareholders' Equity (Unaudited)
For the period (as of inception on February 7, 2024) ended February 7, 2024

	Common Stock	Total Shareholders' Equity
Balance at February 7, 2024	-	-
Net income (loss)	-	-
Balance at February 7, 2024	$ -	$ -

My Virtual Physician, Inc.
Statement of Cash Flows (Unaudited)
For the period (as of inception on February 7, 2024) ended February 7, 2024

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)		-
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization		-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	$	-
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable		-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		-
Net Cash Provided by (Used in) Operating Activities		-
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment		-
Net Cash Provided by (Used in) Investing Activities		-
Cash Flows from Financing Activities		
Proceeds from issuance of common stock		-
Net Cash Provided by (Used in) Financing Activities		-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		-
Cash, cash equivalents, and restricted cash at beginning of period		-
Cash, Cash Equivalents, and Restricted Cash at End of Period	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

My Virtual Physician, Inc.
Notes to the Financial Statements
For the period (as of inception on February 7, 2024) ended February 7, 2024

1. Summary of significant accounting policies

a. Nature of operations

My Virtual Physician, Inc. (the Company) delivers comprehensive medical care across multiple specialties in an integrated fashion using telemedicine as it's primary vehicle.

My Virtual Physician consists of three companies: My Virtual Physician, Inc, DL HOWARD MD PHD PLLC and My Virtual Physician, P.C.

The latter 2 are professional entities. Most states bar the corporate practice of medicine. Care by doctors must be rendered through a professional entity in most states. My Virtual Physician Inc. is a C-Corp and will act as the exclusive Management Services Organization for the two professional entities. The exclusivity is bilateral. Under the MSO agreement 100% of profits from the two professional entities will belong to My Virtual Physician Inc.

The Company was incorporated in the State of Delaware on February 7, 2024.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements are as of the date of the Company's inception on February 7, 2024.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

My Virtual Physician, Inc.
Notes to the Financial Statements
For the period (as of inception on February 7, 2024) ended February 7, 2024

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in

My Virtual Physician, Inc.
Notes to the Financial Statements
For the period (as of inception on February 7, 2024) ended February 7, 2024

tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. Subsequent events

On March 13, 2024 the Company entered into a Management Services Agreement with DL HOWARD M.D. PH.D, PLLC (the "Manager") to engage the Manager to provide management services to the Company. Under this agreement the Company will pay the Manager a management fee equal to 100% of the Company's net profits. DL HOWARD M.D. PH.D, PLLC is a related party under common management.

Management evaluated all activity of the Company through April 15, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.